EXHIBIT 1




    CONTACTS:    Art Dimond              Bob Stone
                 Dimond Communications   The Dilenschneider Group
                 617-424-8373            212-922-0900



FOR IMMEDIATE RELEASE:
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              SAFECARD COMPLETES PURCHASE OF WRIGHT EXPRESS
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     CHEYENNE, WY, Sept. 14, 1994 -- SafeCard Services, Inc.
(NYSE:SSI) announced today that it has completed the previously announced acquisition of Wright Express Corporation of South Portland, Maine, a leading provider of information processing, management and financial services to oil companies and transportation fleets in the United States, for $35.5 million in cash.

     The acquisition expands SafeCard's relationships with current and new major oil company clients and adds to SafeCard's product offerings. As a value-added information services enterprise reflecting a high rate of growth in both revenue and operating cash flow, Wright Express enhances SafeCard's ability to achieve its strategic and financial objectives.

     Wright Express will be operated as a wholly-owned subsidiary of SafeCard in South Portland, Maine. Its president and chief executive officer John R. Birk, will retain his position reporting directly to SafeCard chairman, Paul G. Kahn.

     SafeCard Services, Inc. provides various consumer products and services and is the world's largest provider of credit card protection services. SafeCard serves approximately 14 million consumers in cooperation with over 150 credit card issuers throughout the United States.

     Wright Express offers and supports the nation's most widely accepted electronic universal fleet charge card, which is now accepted at almost 80,000 fueling and service center locations throughout the United States.